UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

A. H. Belo Corporation
(Name of Issuer)
Series A Common Stock, par value $0.01 per share
(Title of Series of Securities)
001282 10 2
(CUSIP number)
Robert W. Decherd
P.O. Box 224866
Dallas, TX 75222-4866
(Name, address and telephone number of person
authorized to
receive notices and communications)
February 8, 2008
(Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box. ☐

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject Series of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	001282 10 2	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ROBERT W. DECHERD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS *

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		1,494,866 (1)(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,631 (1)(3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,494,866 (1)(2)

WITH	10	SHARED DISPOSITIVE POWER

4,631 (1)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,499,497 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☑

13	PERCENT OF SERIES REPRESENTED BY AMOUNT IN ROW (11)

7.7%(4)

14	TYPE OF REPORTING PERSON *

IN

(Page 2 of 7 Pages)

(1)	Series B common stock is convertible at any time on a share-for-share basis into Series A common stock. Pursuant to Rule 13d-3(d)(1)(i), the Reporting Person is deemed to be the beneficial owner of the Series A shares into which the Series B shares are convertible, and such Series A shares are included in this number. Derivative securities (exercisable for or settled in the Issuer’s common stock) were issued as a result of the spin-off of the Issuer from Belo Corp. pursuant to the anti-dilution adjustment provisions of previously outstanding awards.

(2)	Includes 11,199 Series A shares issuable upon the vesting and distribution of restricted stock awards within 60 days, 1,093 Series A shares held in the Issuer’s 401(k) plan, 380,850 Series B shares subject to options that are presently exercisable or that become exercisable within 60 days, and 754,211 Series B shares indirectly held in grantor retained annuity trusts (the “GRATs”). Also includes trusts (the “Trusts”) for which Mr. Decherd serves as trustee, which hold 2,796 Series A shares. The number does not include 240 Series A shares and 240 Series B shares owned by Mr. Decherd’s wife, and 5,000 Series B shares held in trusts established for the benefit of Mr. Decherd’s daughter, as to all of which shares Mr. Decherd disclaims beneficial ownership.

(3)	These shares of Series B stock are held by Mr. Decherd in joint tenancy with his wife.

(4)	Pursuant to Rule 13d-3(d)(1)(i), this percentage of ownership was calculated by taking the total number of Series A shares beneficially owned by the Reporting Person (i.e., total Series A and Series B shares beneficially owned by the Reporting Person, including the total number of Series A and Series B shares the Reporting Person has the right to acquire or receive within 60 days pursuant to exercisable options and convertible securities) and dividing that number by the total number of Series A shares outstanding (i.e., the total Series A shares outstanding plus the Series B holdings of the Reporting Person plus the total number of Series A shares the Reporting Person has the right to acquire or receive within 60 days pursuant to exercisable options and convertible securities). The outstanding Series A shares used in this calculation include Series A shares into which the Series B holdings of the Reporting Person are convertible but does not contemplate the conversion of the Series B holdings of any other individual or entity. If the percentage were calculated to include all of the outstanding Series B shares which are convertible to Series A shares, the Reporting Person would be deemed to be the beneficial owner of 7.2% of the outstanding Series A shares.

(Page 3 of 7 Pages)

Item 1. Security and Issuer
     This statement on Schedule 13D (this “Statement”) relates to Series A Common Stock, par value $0.01 per share (the “Common Stock”), of A.H. Belo Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is P.O. Box 224866, Dallas, Texas, 75222-4866.
Item 2 — Identity and Background
     a) This statement is filed on behalf of Robert W. Decherd (the “Reporting Person”).
     b) The address of the principal business and principal office for the Reporting Person is P.O. Box 224866, Dallas, Texas, 75222-4866.
     c) The Reporting Person is Chairman of the Board, President, and Chief Executive Officer of the Issuer, which is a newspaper publishing company. The business address of the Issuer is The Belo Building, 400 South Record Street, Dallas, TX 75202.
     d) & e) During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     f) The Reporting Person is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
On February 8, 2008, to effect the spin-off of the Issuer from Belo Corp. (BLC), BLC distributed all of the outstanding shares of Series A Common Stock of Issuer to holders of BLC Series A Common Stock of record as of the close of business on January 25, 2008 and all of the outstanding shares of Series B Common Stock of Issuer to the holders of BLC Series B Common Stock of record as of the same date. With respect to each series of common stock, 0.20 shares of the Issuer was distributed for each share of BLC. In addition, for each stock option held by the Reporting Person on the record date for the spin-off, the Reporting Person received new stock options of the Issuer for 20% of the number of shares subject to the BLC options and for each restricted stock unit held by the Reporting Person prior to the spin-off, the Reporting Person received 0.20 Issuer restricted stock units. Thereafter, the Reporting Person acquired beneficial ownership of shares that are subject to these awards upon the vesting of these awards. No funds were expended in connection with the foregoing acquisition.
Item 4. Purpose of Transaction
     The Reporting Person intends to review his investment in the Issuer on a continuing basis and may, at any time, consistent with the Reporting Person’s obligations under the federal securities laws, determine to increase or decrease his ownership of shares of the Issuer’s Series A common stock through purchases or sales in the open market or in privately-negotiated transactions. The Reporting Person’s review of his investment in the Issuer will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, general economic conditions, financial and stock market conditions, the Reporting Person’s personal financial situation, need for, and availability of capital, and any other facts and circumstances which may become known to the Reporting Person regarding his investment in the Issuer. At the time of this filing, the Reporting Person has no plans to purchase additional shares of common stock in the open market in the immediate future. However, the Reporting Person may engage in privately-negotiated transactions in the future, may from time-to-time acquire additional shares of common stock under various employee benefit and compensation arrangements of the Issuer, and reserves his right to reevaluate his investment in the Issuer and to purchase additional shares in the open market or otherwise.

(Page 4 of 7 Pages)

     Except as may occur in the ordinary course of business of the Issuer, the Reporting Person has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or executive management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) changes in the Issuer’s Certificate of Incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, (vii) a series of securities of the Issuer being delisted from a national securities exchange or no longer being quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (ix) any action similar to any of those described above. However, the Reporting Person, in his capacity as Chairman of the Board, President, and Chief Executive Officer may, from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 to acquire or dispose of securities of the Issuer and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.
Item 5. Interest in Securities of the Issuer
     a) The Reporting Person beneficially owns 1,499,497 shares of the Issuer’s Series A common stock, representing approximately 7.7% of the shares of the Issuer’s Series A common stock treated as being outstanding as of December 31, 2008. The 1,499,497 shares of the Issuer’s Series A common stock beneficially owned by the Reporting Person include 11,199 Series A shares issuable upon the vesting and distribution of restricted stock awards within 60 days, 1,093 Series A shares held in the Issuer’s 401(k) plan, 380,850 Series B shares subject to options that are presently exercisable or that become exercisable within 60 days, and 754,211 Series B shares indirectly held in the GRATs. Also includes the Trusts which hold 2,796 Series A shares. The number does not include 240 Series A shares and 240 Series B shares owned by Mr. Decherd’s wife, and 5,000 Series B shares held in trusts established for the benefit of Mr. Decherd’s daughter, as to all of which shares Mr. Decherd disclaims beneficial ownership.
     b) As of the date of this Schedule 13D, the Reporting Person has the sole power to vote and sole dispositive power over 1,494,866 shares of the Issuer’s Series A common stock, which represents approximately 7.7% of the Issuer’s Series A common stock treated as being outstanding as of December 31, 2008. As of the date of this Schedule 13D, the Reporting Person has shared power to vote and shared dispositive power over 4,631 shares of the Issuer’s Series B common stock, which represents approximately 0.1% of the Issuer’s Series A common treated as being outstanding as of December 31, 2008.
     c) On December 27, 2008, the Reporting Person gifted 152,635 Series B shares of the Issuer. Also in December, the Reporting Person’s beneficial ownership decreased by 23,840 Series B shares, net, as a result of stock option vesting and expiration. The Reporting Person has not effected any other transaction involving shares of Common Stock of the Issuer during the past 60 days, except as disclosed in Item 4.
     d) The Reporting Person’s children are remaindermen of the GRATs.
     e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     To the best knowledge of the Reporting Person, except as disclosed in this Schedule 13D and its amendments, there are as of the date of this Schedule 13D, no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or

(Page 5 of 7 Pages)

withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the Common Stock of the Issuer.
Item 7. Material to be Filed as Exhibits
     Not Applicable.

(Page 6 of 7 Pages)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Robert W. Decherd
Dated: February 9, 2009	/s/ Robert W. Decherd
Robert W. Decherd

(Page 7 of 7 Pages)